THIS DOCUMENT IS A COPY OF AMENDMENT NO. 2 TO SCHEDULE 13G, FILED WITH RESPECT
   TO THERMO INSTRUMENT SYSTEMS INC. (CUSIP NO. 883559106) BY THERMO ELECTRON
                        CORPORATION ON FEBRUARY 14, 1995.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

               (Pursuant to Rule 101(a)(2)(ii) of Regulation S-T,
                   this Amendmnet No. 2 restates the original
                        Schedule 13G to which it relates)

                          Thermo Process Systems Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    883590101
                        --------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

        CUSIP No. 83590101             13G              Page 2 of 9 Pages


      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo Electron Corporation
             IRS No. 04-2209186


      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [   ]
                                                              (b) [ x  ]

      3      SEC USE ONLY





      4      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
PAGE

        CUSIP No. 83590101             13G              Page 3 of 9 Pages


                 5    SOLE VOTING POWER
  NUMBER OF
                      13,972,320.  (Includes 159,729 shares issuable upon
    SHARES            conversion by the Reporting Person of the Company's
                      Convertible Debenture due 1997.)  In addition, 29,042
 BENEFICIALLY         shares are beneficially owned by Thermo Voltek Corp.,
                      which is a 60.05% subsidiary of the Reporting Person.
   OWNED BY           These shares are issuable upon conversion by such
                      subsidiary of the Company's Convertible Debenture due
     EACH             1997.

   REPORTING
                 6    SHARED VOTING POWER
  PERSON WITH
                      0


                 7    SOLE DISPOSITIVE POWER

                      13,972,320. (Includes 159,729 shares issuable upon conversion by the Reporting Person of the Company's Convertible Debenture due 1997.) In addition, 29,042 shares are beneficially owned by Thermo Voltek Corp., which is a 60.05% subsidiary of the Reporting Person. These shares are issuable upon conversion by such subsidiary of the Company's Convertible Debenture due 1997.

                 8    SHARED DISPOSITIVE POWER

                      0
PAGE

        CUSIP No. 83590101             13G              Page 4 of 9 Pages


      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             13,972,320. (Includes 159,729 shares issuable upon conversion by the Reporting Person of the Company's Convertible Debenture due 1997.) In addition, 29,042 shares are beneficially owned by Thermo Voltek Corp., which is a 60.05% subsidiary of the Reporting Person. These shares are issuable upon conversion by such subsidiary of the Company's Convertible Debenture due 1997.



      10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*




      11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             80.65%. In addition, the shares beneficially owned by Thermo Voltek Corp. represent .169% of the class.


      12     TYPE OF REPORTING PERSON *

             CO
PAGE

        CUSIP No. 83590101             13G              Page 5 of 9 Pages




Item 1:
- -------

     (a)  Name Of Issuer:
          ---------------

          Thermo Process Systems Inc., a Delaware corporation (the "Company").

     (b)  Address Of Issuer's Principal Executive Office:

          The principal executive office of the Company is located at 12068 Market Street, Livonia, Michigan 48150.

Item 2:
- -------

     (a)  Name Of Person Filing:
          ----------------------

          This statement is filed by Thermo Electron Corporation, a Delaware corporation.

     (b)  Address Of Principal Business Office:
          -------------------------------------

          The executive offices of Thermo Electron Corporation are located at 81 Wyman Street, Waltham, Massachusetts 02254.

     (c)  Citizenship:
          ------------

          Thermo Electron Corporation is a Delaware corporation.

     (d)  Title Of Class Of Securities:
          -----------------------------

          This statement relates to the Company's Common Stock, $.10 par value per share.

     (e)  CUSIP Number:
          -------------

          The CUSIP number for the Company's Common Stock is 883590101.

Item 3:   If This Statement Is Filed Pursuant To Rule 13d-1(b), Or 13d-2(b),
- -------
          Check Whether The Person Filing Is A:

          Not applicable; filed pursuant to Rule 13d-1(c).

Item 4:   Ownership
- -------   ---------

     (a)  Amount Beneficially Owned:
PAGE

        CUSIP No. 83590101             13G              Page 6 of 9 Pages




          13,972,320 shares (which includes 159,729 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company.) In addition, 29,042 shares are beneficially owned by Thermo Voltek Corp., which is a 60.05% subsidiary of the Reporting Person. These shares are issuable upon conversion by such subsidiary of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company.

     (b)  Percent Of Class:
          -----------------

          80.65%. In addition, the shares beneficially owned by Thermo Voltek Corp. represent .169% of the class.

     (c)  Number Of Shares As To Which Such Person Has:
          ---------------------------------------------

          (i)  sole power to vote or to direct the vote:

          13,972,320 shares (which includes 159,729 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company.) In addition, 29,042 shares are beneficially owned by Thermo Voltek Corp., which is a 60.05% subsidiary of the Reporting Person. These shares are issuable upon conversion by such subsidiary of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company.

          (ii) shared power to vote or to direct the vote:

               None

          (iii)     sole power to dispose or to direct the disposition of:

          13,972,320 shares (which includes 159,729 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company.) In addition, 29,042 shares are beneficially owned by Thermo Voltek Corp., which is a 60.05% subsidiary of the Reporting Person. These shares are issuable upon conversion by such subsidiary of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company.

          (iv) shared power to dispose or to direct the disposition of:

               None

Item 5:   Ownership Of Five Percent Or Less Of A Class:
- -------   ---------------------------------------------

          Not applicable

Item 6:   Ownership Of More Than Five Percent On Behalf Of Another Person:
- -------   ----------------------------------------------------------------

          None
PAGE

        CUSIP No. 83590101             13G              Page 7 of 9 Pages


Item 7:   Identification And Classification Of The Subsidiary Which Acquired The
- -------
          Security Being Reported On By The Parent Holding Company:
          ---------------------------------------------------------

          See attached Exhibit

Item 8:   Identification And Classification Of Members Of The Group:
- -------   ---------------------------------------------------------

          Not applicable

Item 9:   Notice Of Dissolution Of Group:
- -------   -------------------------------

          Not applicable

Item 10:  Certification:
- --------  --------------

          Not applicable
PAGE

        CUSIP No. 83590101             13G              Page 8 of 9 Pages




Signature:
- ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 13, 1995
       ---------------------


THERMO ELECTRON CORPORATION



By  /s/ Sandra L. Lambert, Secretary
    --------------------------------
    Sandra L. Lambert, Secretary
PAGE

        CUSIP No. 83590101             13G              Page 9 of 9 Pages




Exhibit to Item 7
- -----------------


     13,972,320 shares (which includes 159,729 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1997 of the Company) of common stock of the Company reported in this statement as beneficially owned by Thermo Electron Corporation are owned indirectly through The Thermo Electron Companies Inc., a Wisconsin corporation